

September 21, 2010

Mr. Richard Baier
Chief Executive Officer and President
US Federal Properties Trust, Inc.
4705 Central Street
Kansas City, MO 64112

> **Re:** **US Federal Properties Trust, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed September 17, 2010**
> **File No. 333-166799**

Dear Mr. Baier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your amendment filed as correspondence on September 20, 2010. We limited our review of this correspondence to your revisions to page 70 and Adjustment E on page F-13. We will review the additional changes to the filing when you file Amendment 4. Further, we expect that when you file Amendment 4, your redline version will be a comparison from Amendment 3 filed on September 17, 2010.

Distribution Policy, page 60

2.   We note your disclosure on page 60 that you may choose to fund your distributions out of net proceeds. Please revise to state that, to the extent you use borrowings and proceeds of this offering for distributions, you will reduce the amounts available for the acquisition of properties.

3.   We note your response to comment 5 of our letter dated September 16, 2010. We continue to believe that you need to provide the specific source of funding for any initial distribution to the extent such initial distribution exceeds 100% of your estimated cash available, and we reissue the comment.

4.   We note you removed the line item 'Net proceeds from new revolving credit facility' from your estimated cash provided by financing activities. Please tell us why this item has been removed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 73

5.   We note you have revised your disclosure regarding your discussions to obtain commitments for a $125 million three-year secured revolving credit facility. We refer you to comment 29 from our June 9, 2010 letter. We note you are in discussions to obtain commitments for a revolving credit facility. To the extent that the relevant terms of such borrowings are known prior to the effectiveness of your offering, please provide such terms including amounts available to you, interest, maturity date, collateral requirements (if any), and any other material terms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert R. Kaplan, Jr., Esq.
        Robert R. Kaplan, Esq.
        Gregory Kaplan PLC
        Via facsimile (804) 916-9117